

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2023

Anthony Monti
Vice President
Real Good Food Company, Inc.
3 Executive Campus, Suite 155
Cherry Hill, NJ 08002

      Re: Real Good Food Company, Inc.
          Registration Statement on Form S-3
          Filed September 11, 2023
          File No. 333-274444

Dear Anthony Monti:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eranga Dias at 202-551-8107 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing